NOTE MODIFICATION AGREEMENT

     This Note Modification Agreement is entered into by and between FORTIFIED HOLDINGS CORP. (“Maker”) and THOMAS KEENAN VENTURES, LLC (“Holder”, and collectively with Maker, the “Parties”), and is made effective as of the 16th day of October, 2007 (the “Effective Date”). All capitalized terms not otherwise defined herein shall have the definitions ascribed to them in the Note.

Recitals

A.	Maker is the maker of a certain Term Loan Note in the original principal amount of $5,000,000, dated effective September 13, 2007 and made payable to Holder (the “Note”);

B.	Holder continues to be the holder of the Note as of the date hereof; and

C.	The Parties desire to amend the principal payment schedule set forth in the Note.

     NOW THEREFORE, in consideration of the mutual benefits to be obtained hereunder, upon full execution hereof, the Parties agree as follows:

Agreement

1.	The definition of “Maturity Date” contained in Section 1 of the Note is amended in its entirety to read as follows:

“Maturity Date” means March 15, 2008.

2.	Section 3(b) of the Note is hereby amended in its entirety to read as follows:

(b)
Principal. Principal shall be due and payable in Dollars in immediately available funds as follows: (i) two hundred fifty thousand dollars ($250,000) on or before November 19, 2007; (ii) five hundred thousand dollars ($500,000) on or before December 14, 2007; (iii) one million dollars ($1,000,000) on or before January 15, 2008; (iv) one million dollars ($1,000,000) on January 31, 2008; (v) one million dollars ($1,000,000) on February 15, 2008; (vi) one million dollars ($1,000,000) on February 28, 2008; and (vi) one (1) final installment in an amount equal to the then outstanding principal on the Maturity Date. Notwithstanding anything herein to the contrary, unless sooner accelerated as a result of the occurrence of an Event of Default, the entire outstanding indebtedness under this Note, including, but not limited to, outstanding principal together with any and all accrued and unpaid interest and any other amounts due hereunder, shall be due and payable in full, in Dollars and in immediately available funds on the Maturity Date.

3.
The Parties acknowledge that Maker is in default with respect to the payment of principal and interest originally required to be made under the Note on or before October 8, 2007, subject to a cure period that expired October 16, 2007 (the “Existing Default”). Holder hereby waives the Existing Default. This waiver shall be effective only in this specific instance and for the specific purpose for which it is given, and this waiver shall not entitle Maker to any other or further waiver in any similar or other circumstances.

4.	Except as set forth above, the Note remains in full force and effect, in accordance with its original terms.

     IN WITNESS WHEREOF, the Parties have executed this Note Modification Agreement as of the date first written above.

FORTIFIED HOLDINGS CORP.:	THOMAS KEENAN VENTURES LLC:
By: TK Management LLC

By: /s/ Alan D. Hurwitz	By: /s/ Brendan T. Reilly
Alan D. Hurwitz	Brendan T. Reilly
Chief Financial Officer	Sole Manager

ACKNOWLEDGEMENT OF GUARANTOR

     Fortified Data Communications, Inc., a Delaware corporation and the Guarantor of the above-referenced Note, hereby acknowledges and assents to the foregoing amendments to the Note and agrees (i) that the Note, as so amended, shall continue to be guaranteed by Guarantor pursuant to that certain Continuing Guaranty Agreement between Guarantor and TKV dated as of September 13, 2007 (the “Guaranty”), and (ii) the Guarantor’s obligations under the Guaranty shall continue to be secured pursuant to that certain Security Agreement between Guarantor and TKV dated as of September 13, 2007; provided, however, nothing herein shall be construed to require notice to or the assent of Guarantor in the event of any other amendment of, or waiver with respect to, the Note.

FORTIFIED DATA COMMUNICATIONS, INC.:

By: /s/ Alan D. Hurwitz
Alan D. Hurwitz
Chief Financial Officer